SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Wins the Digital Innovation Award for Customer Experience Excellence, dated July 5, 2022.

99.2          NICE Actimize Recognized as a Leader for Anti-Money Laundering Solutions Receiving Highest Scores Possible in 19 Criteria, dated July 6, 2022.

99.3          NICE Introduces Groundbreaking Innovations in Digital CX and AI in CXone Summer 2022 Release, dated July 7, 2022.

99.4          NICE Actimize Positioned as Category Leader in Chartis Research “Watchlist Monitoring Solutions, 2022 Market Update and Vendor Landscape” Report, dated July 11, 2022.

99.5          NICE Enlighten AI Receives 2022 “Workforce Innovation of the Year” Honor in Customer Contact Week’s Excellence Awards Competition, dated July 12, 2022.

99.6          NICE Named a Leader in Journey Orchestration by Top Analyst Firm, dated July 13, 2022.

99.7          Washington State Countywide Criminal Justice System Plans Digital Transformation with NICE Evidencentral, dated July 14, 2022.

99.8          NICE Positioned As A Leader in 2022 Gartner® Magic Quadrant™ for Robotic Process Automation, dated July 27, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: August 5, 2022

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Wins the Digital Innovation Award for Customer Experience Excellence, dated July 5, 2022.

99.2          NICE Actimize Recognized as a Leader for Anti-Money Laundering Solutions Receiving Highest Scores Possible in 19 Criteria, dated July 6, 2022.

99.3          NICE Introduces Groundbreaking Innovations in Digital CX and AI in CXone Summer 2022 Release, dated July 7, 2022.

99.4          NICE Actimize Positioned as Category Leader in Chartis Research “Watchlist Monitoring Solutions, 2022 Market Update and Vendor Landscape” Report, dated July 11, 2022.

99.5          NICE Enlighten AI Receives 2022 “Workforce Innovation of the Year” Honor in Customer Contact Week’s Excellence Awards Competition, dated July 12, 2022.

99.6          NICE Named a Leader in Journey Orchestration by Top Analyst Firm, dated July 13, 2022.

99.7          Washington State Countywide Criminal Justice System Plans Digital Transformation with NICE Evidencentral, dated July 14, 2022.

99.8          NICE Positioned As A Leader in 2022 Gartner® Magic Quadrant™ for Robotic Process Automation, dated July 27, 2022.